Exhibit 99.1

2018 POSCO

Corporate Governance Report

POSCO provides this report for investors to better understand the company’s corporate governance system in accordance with the stock market’s disclosure regulations 24-2 in Korea. Information contained in the report is based as of December 31, 2018. A separate remark was made on any modifications as of the June 3rd, 2019. Activities related with corporate governance described in the report are the results during the period from January 1, 2018 to June 3rd, 2019, unless stated otherwise.

I. Corporate Governance

1. Corporate Governance Principles and Policy

POSCO is making utmost efforts to firmly establish corporate governance that is a basis of transparent and rational business management, thereby raising shareholders’ value and protecting their rights. To realize this, POSCO constituted ‘Corporate Governance Charter’ stating on the vision and principles of company’s corporate governance. Based on this, the company has set and advanced the management system run by a professional CEO with independent Board of Directors. Basic principles of corporate governance are reflected in the internal rules including the Articles of Incorporation and the Operational Regulations of the BOD and are disclosed on the company website(http://www.posco.com). Information on the Board’s activities is publicly released on the annual report and quarterly/semi-annual reports filed to DART(http://dart.fss.or.kr) on a regular basis.

POSCO was the first to adopt the Outside Director system in 1997. Since it has continuously improved corporate governance systems to strengthen independence of the Board. POSCO BOD consists of directors who have profound knowledge and expertise in a variety of fields including industry, finance, academics, law, accounting and public sector to support the management’s most reasonable decision-making while not pursuing any specific stakeholder’s interest. The number of Outside Director on the Board is maintained at higher than 50% for check and balance. Moreover, the Board chairman and the chairs of Special Committees except for Executive Management Committee are appointed among Outside Directors. All these measures are to guarantee a balanced corporate governance system between the management and the Board.

2. Characteristics of Governance Structure

POSCO’s Board of Directors is the highest standing decision-making body that holds the power to appoint the representative directors and is operated led by Outside Directors. Outside Directors are recommended among candidates who have deep knowledge and experience in various fields by the Director Candidate Recommendation and Management Committee or shareholders’ proposal and appointed by the resolution of the General Meeting of Shareholders. As of June 3, 2019, the present Board is run by 7 Outside Directors and 5 Inside Directors, making a total of 12 members.

Under the Board of Directors, there are 5 Special Committees - Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Transactions Committee, Audit Committee, and Executive Management Committee. Except for the Executive Management Committee that reviews and deliberates steel investments, each of the committee is participated by a majority of Outside Directors. Members of the Evaluation and Compensation Committee and Audit Committee are all Outside Directors to ensure independent decision-making of the Special Committees. Among the committees, Director Candidate Recommendation and Management Committee and Audit Committee are required to be established by the Commercial Act, and the rest 3 committees were formed by the Board based on its autonomous decision in pursuit of professional, independent and efficient Board management. Finance and Related Party Transactions Committee and Audit Committee have at least 1 director who has expertise in industrial, accounting, and financial circles. Also, change of such members is refrained during their term considering the professional capabilities in those fields.

The organization and functions of the BOD and the Special Committees are described in detail in Section III. Board of Directors.

<Summary of Governance Structure>

Committee	Members (No. of Outside Directors/Total No. of Members)	Chairman	Main Responsibilities
Board of Directors	7/12	Shin-Bae Kim (Outside Director)	AGM agenda, Management, Investment and Finance

Director Candidate Recommendation and Management Committee	3/4	Byong-Won Bahk (Outside Director)	Recommendation for, and evaluation on qualifications of candidates for Outside Director

Evaluation and Compensation Committee	4/4	Seung-Wha Chang (Outside Director)	Executives evaluation, Compensation plan

Finance and Related Party Transactions Committee	3/4	Joo-Hyun Kim (Outside Director)	External investment, Borrowings

Audit Committee	3/3	Moon-Ki Chung (Outside Director)	Internal Audit

Executive Management Committee	0/5	Jeong-Woo Choi (Inside Director)	Internal investment

*	As of June 3rd, 2019

II. Shareholders

1. Shareholders’ Rights

(1) Annual General Meeting of Shareholders

POSCO discloses the date and venue of an Annual General Meeting of Shareholders(AGM) on DART(http://dart.fss.or.kr) immediately after the resolution of the BOD usually 6 weeks before the meeting. Meeting agenda is announced on DART(http://dart.fss.or.kr) and the company website after the BOD resolution normally 3 weeks before the meeting.

Information regarding the AGM is sent out to all shareholders in writing 2 weeks before the meeting. The AGM are held avoiding concentrated period of other companies’ AGM. Beginning from 2018, POSCO also participates AGM Dispersion Compliance Program.

Details of the AGM for the last 3 years are as follows

<Details of AGM For The Last 3 Years>

		51th	Extraordinary	50th	49th
Notice Date		2019.01.30 2019.02.20	2018.06.25	2018.01.24 2018.02.13	2017.01.25 2017.02.17
Means of Notice		Written notice by mail, Disclosure on website, Dart(http://dart.fss.or.kr)	Written notice by mail, Disclosure on website, Dart(http://dart.fss.or.kr)	Written notice by mail, Disclosure on website, Dart(http://dart.fss.or.kr)	Written notice by mail, Disclosure on website, Dart(http://dart.fss.or.kr)
Means of Notice to Foreign Shareholders		Disclosure on SEC, Written notice sent to DR Holders	Disclosure on SEC, Written notice sent to DR Holders	Disclosure on SEC, Written notice sent to DR Holders	Disclosure on SEC, Written notice sent to DR Holders
Meeting Date		2019.03.15 9 A.M.	2018.07.27 9 A.M.	2018.03.09 9 A.M.	2017.03.10 10 A.M.
Venue		ART Hall, 4th Floor, West Wing, POSCO Center
Details	Attendance	All 12 Members Of The Board Of Directors Attended	All 12 Members Of The Board Of Directors Attended	All 12 Members Of The Board Of Directors Attended	All 12 Members Of The Board Of Directors Attended
Shareholders’ Remarks	5 Shareholders made remarks (5 individuals) : 1 seconding the agendas, 2 asking for a plan to adopt the labor board system 2 commenting on other matters	2 Shareholders made remarks (2 individuals) : 1 seconding the agendas, 1 commenting on other matters	10 Shareholders made
remarks (10 individuals) :
3 asking for an
explanation on the recent
rumors on the failed
investment, 2 asking more
information about the
agendas, 1 asking for the
detailed information on
the sales of investment
stocks, 1 seconding the
agendas, 3 commenting
on other matters	4 Shareholders made
remarks (1 institution and
3 individuals) : 1
seconding the agendas, 1
asking for an explanation
on the rumor about the
links between former
government and CEO, 1
asking for a business plan
after reunification of
South and North Korea,
and 1 asking about the
voting procedure

(2) Resolution of AGM and Voting

Shareholders can exercise voting rights in writing in accordance with the Articles of Incorporation. All shareholders receive the notification of AGM with an explanation on agenda items. Shareholders who are unable to participate in the meeting can vote on each agenda item in writing. Beginning from the 51st AGM, an Electronic Voting System is adopted and practiced.

In the 50th AGM, 61,067 thousand shares were present at the meeting. Among them, 23,966 thousand shares were voted by proxy, 37,045 thousand shares held by foreign shareholders were voted through standing proxy or depositary bank and 49 thousand shares were voted in writing. The rest 7 thousand shares attended the meeting in person.

In the 51st AGM, 57,112 thousand shares were present at the meeting. Among them, 17,681 thousand shares were voted by proxy, 33,731 thousand shares held by foreign shareholders were voted through standing proxy or depositary bank, 5,651 thousand shares were voted through the electronic voting system and 43 thousand shares were voted in writing. The rest 6 thousand shares attended the meeting in person.

From January 1, 2018 to June 3, 2019, three AGM were held and the details of them are as follows.

<Voting Results of Each Agenda>

50th AGM	2018.03.09

Item		Resolution	Agenda	Result	Number of Outstanding Shares(①) *1	①Counted Outstanding Shares(A) *2	For (B) (Ratio, %)*[3]
							Against, Forfeit, etc (C) (Ratio, %)*[4]
1		Ordinary	Approval of the 50th Fiscal Year Financial Statements	Approved	79,999,604	61,067,460	54,541,671 (89.3%)
							6,525,789 (10.7%)
2	2-1	Special	Partial Amendments on the Articles of Incorporation (Article 2 Purpose)	Approved	79,999,604	61,067,460	61,011,265 (99.9%)
							56,195 (0.1%)
	2-2	Special	Partial Amendments on the Articles of Incorporation (Article 27 Number of Directors)	Approved	79,999,604	61,067,460	60,976,762 (99.9%)
							90,698 (0.1%)
	2-3	Special	Partial Amendments on the Articles of Incorporation (Article of Special Committee Article regarding Reformation)	Approved	79,999,604	61,067,460	60,277,037 (98.7%)
							790,423 (1.3%)
3	3-1	Ordinary	Appointment of Inside Director In-Hwan, Oh	Approved	79,999,604	61,067,460	60,621,584 (99.3%)
							445,876 (0.7%)
	3-2	Ordinary	Appointment of Inside Director In-Wha, Chang	Approved	79,999,604	61,067,460	60,621,753 (99.3%)
							445,707 (0.7%)
	3-3	Ordinary	Appointment of Inside Director Seong, Yu	Approved	79,999,604	61,067,460	60,621,274 (99.3%)
							446,186 (0.7%)
	3-4	Ordinary	Appointment of Inside Director Jung-Son, Chon	Approved	79,999,604	61,067,460	60,619,093 (99.3%)
							448,367 (0.7%)

4	4-1	Ordinary	Appointment of Outside Director Sung Jin, Kim	Approved	79,999,604	61,067,460	60,704,497 (99.4%)
							362,963 (0.6%)
	4-2	Ordinary	Appointment of Outside Director Joo Hyun, Kim	Approved	79,999,604	61,067,460	56,427,838 (92.4%)
							4,639,622 (7.6%)
	4-3	Ordinary	Appointment of Outside Director Kyung Suh, Park	Discarded	79,999,604	—	— —
	4-4	Ordinary	Appointment of Outside Director Byong Won, Bahk	Approved	79,999,604	61,067,460	60,013,959 (98.3%)
							1,053,501 (1.7%)
5		Ordinary	Appointment of Audit Committee Member Byong Won, Bahk	Approved	72,243,983	53,311,839	52,893,305 (99.2%)
							418,534 (0.8%)
6		Ordinary	Bound for Director’s Compensation	Approved	79,999,604	61,067,460	60,807,655 (99.6%)
							259,805 (0.4%)

*1	Number of Outstanding Shares for Audit Committee Member agenda excluded the number of shares that are without voting rights.
*2	Number of Shares (A) : Number of Shares (B) + Number of Shares (C)
*3	Ratio of Approval Shares (%) : (B/A) x 100
*4	Ratio of Objection, Forfeit and others Shares = (C/A) x 100

Extraordinary General Meeting of Shareholders	2018.07.27

Item	Resolution	Agenda	Result	Number of Outstanding Shares(①) *1	①Counted Outstanding Shares(A) *2	For (B) (Ratio, %)*[3]
						Against, Forfeit, etc (C) (Ratio, %)*[4]
1	Ordinary	Appointment of Inside Director Jeong Woo, Choi (Representative Director and CEO Nominee)	Approved	80,000,872	58,573,565	56,658,795 (96.7%)
						1,914,770 (3.3%)

*1	Number of Outstanding Shares for Audit Committee Member agenda excluded the number of shares that are without voting rights.
*2	Number of Shares (A) : Number of Shares (B) + Number of Shares (C)
*3	Ratio of Approval Shares (%) : (B/A) x 100
*4	Ratio of Objection, Forfeit and others Shares = (C/A) x 100

51th AGM	2019.03.15

Item		Resolution	Agenda	Result	Number of Outstanding Shares(①) *1	①Counted Outstanding Shares(A) *2	For (B) (Ratio, %)*[3]
							Against, Forfeit, etc (C) (Ratio, %)*[4]
1		Ordinary	Approval of the 51st Fiscal Year Financial Statements	Approved	80,001,132	57,111,873	49,395,553 (86.5%)
							7,716,320 (13.5%)
2	2-1	Special	Partial Amendments on the Articles of Incorporation (Article regarding the introduction of electronic voting system)	Approved	80,001,132	57,111,873	56,989,039 (99.8%)
							122,834 (0.2%)
	2-2	Special	Partial Amendments on the Articles of Incorporation (Appointment of 51st External Auditor)	Approved	80,001,132	57,111,873	56,978,452 (99.8%)
							133,421 (0.2%)
	2-3	Special	Partial Amendments on the Articles of Incorporation (Article 23 elimination of the limit for the qualification of proxy)	Approved	80,001,132	57,111,873	56,969,255 (99.8%)
							142,618 (0.2%)
3	3-1	Ordinary	Appointment of Inside Director In-Wha, Chang	Approved	80,001,132	57,111,873	54,686,989 (95.8%)
							2,424,984 (4.2%)
	3-2	Ordinary	Appointment of Inside Director Jung Son, Chon	Approved	80,001,132	57,111,873	48,564,238 (85.0%)
							8,547,635 (15.0%)
	3-3	Ordinary	Appointment of Inside Director Hag Dong, Kim	Approved	80,001,132	57,111,873	55,912,614 (97.9%)
							1,199,259 (2.1%)
	3-4	Ordinary	Appointment of Inside Director Tak, Jeong	Approved	80,001,132	57,111,873	55,858,160 (97.8%)
							1,253,713 (2.2%)
4	4-1	Ordinary	Appointment of Outside Director Shin Bae, Kim	Approved	80,001,132	57,111,873	56,701,734 (99.3%)
							410,139 (0.7%)
	4-2	Ordinary	Appointment of Outside Director Moon Ki, Chung	Approved	80,001,132	57,111,873	52,760,555 (92.4%)
							4,351,318 (7.6%)
	4-3	Ordinary	Appointment of Outside Director Heui Jae, Pahk	Approved	80,001,132	57,111,873	56,922,730 (99.7%)
							189,143 (0.3%)
5		Ordinary	Appointment of Audit Committee Member Moon Ki, Chung	Approved	72,564,296	49,675,037	45,269,266 (91.1%)
							4,405,771 (8.9%)
6		Ordinary	Bound for Director’s Compensation	Approved	80,001,132	57,111,873	56,792,587 (99.4%)
							319,286 (0.6%)

*1	Number of Outstanding Shares for Audit Committee Member agenda excluded the number of shares that are without voting rights.
*2	Number of Shares (A) : Number of Shares (B) + Number of Shares (C)
*3	Ratio of Approval Shares (%) : (B/A) x 100
*4	Ratio of Objection, Forfeit and others Shares = (C/A) x 100

(3) Shareholder’s Proposal Rights

Shareholders can exercise shareholder proposal rights. In accordance with the Articles of Incorporation, shareholders can propose a candidate of Outside Director to Director Candidate Recommendation and Management Committee. After the proposal is recognized, the Committee examines candidate’s eligibility for the position, put on a final list as a candidate, and then submit as an agenda to AGM. In the 50th AGM, APG and Robeco recommended Mr. Kyung-Suh Park, Professor of Korea University, as an Outside Director candidate through the shareholder proposal. In Director Candidate Recommendation and Management Committee, the qualifications of the proposed candidate were evaluated and he was designated as one of the final candidates for Outside Directors. The Board raised an agenda item to appoint Mr. Park as an Outside Director in accordance with Article 363-2 and 542-6 of the Commercial Act. However, Mr. Park expressed his will to withdraw candidacy for his personal reasons in March 5, 2018, and the agenda item was discarded in the AGM.

Director Candidate Recommendation and Management Committee also sent shareholders letters to ask for candidate recommendations. The intention was to expand the candidate group of the CEO and Outside Directors for the 2018 Extraordinary General Meeting of Shareholders and the 51st AGM.

<Shareholder’s Proposal Result>

Proposal Date	Subject	Main Topic	Status	Result	For(%)	Against(%)
2018.1.25	APG (Institutional Investor) Robeco (Institutional Investor)	Recommendation of Korea University Professor Kyung Suh, Park for Outside Director nominee	Director Candidate Recommendation and Management evaluated Mr. Park as a nominee and recommended him. The agenda was raised at the 50th AGM. But Mr.Park withdrew his candidacy for his personal reason; therefore, the agenda was discarded.	N/A	N/A	N/A

(4) Dividend

POSCO can pay out dividends by cash, shares, or any other form of property based on the Articles of Incorporation. In the case of stock dividends, the company may issue different types of shares to the shareholders by resolution of the AGM.

As part of the efforts to raise shareholders’ value, POSCO modified the Articles of Incorporation in the 48th AGM to permit quarterly cash dividend as of the end of March, June and September through the BOD resolution. As a result, POSCO has been paying out quarterly dividend since the 2nd quarter of 2016.

POSCO’s dividend policy is to maintain a long term stable cash dividend. The policy has been sustained even in 2015 when the company recorded a net loss. The history of dividend payment for the last 3 years is as follows.

<Dividend Payout for Last 3 Years>

(Shares, KRW, %)

Fiscal Year	Closing Month	Share Type	Stock Dividend	Cash Dividend
				Face Value	Dividend per Share	Total Dividend (Million dollars)	Dividend Yield Ratio	Payout Ratio
								Consolidated	Separate
2018	12	Common Stock	—	5,000	10,000	800	4.1%	47.3%	74.6%
2017	12	Common Stock	—	5,000	8,000	640	2.4%	22.9%	25.1%
2016	12	Common Stock	—	5,000	8,000	640	3.1%	46.9%	35.9%

ø	Dividend per share is the sum of quarterly, semi-annual, and annual dividends.
ø	Consolidated Payout Ratio = (Total Dividend/Profit for the period attributable to owners of the controlling company)
ø	Separate Payout Ratio = (Total Dividend/Separate profit)
ø	Dividend Yield Ratio = (Dividend per share/Stock price as of the dividend payment date x 100)

2. Fair Treatment of Shareholders

(1) Issuance of Stocks

As stated in the Articles of Incorporation, POSCO can issue up to 200,000,000 shares. Until now, 96,480,625 common stocks have been issued and 9,293,790 shares have been retired. As of March 31, 2019, the outstanding number of common shares issued is 87,186,835. Excluding 7,071,194 treasury shares, the number of shares in the market reaches 80,115,641. The largest shareholder is National Pension Service holding 9,410,674(10.79%) shares.

(2) IR Activities

POSCO holds quarterly earnings release conference call in January, April, July and October led by CFO. After the earnings result announcement, POSCO regularly conducts NDR (Non-Deal Roadshow) to meet with institutional investors in Korea, Asia, U.S. and Europe. Also, it participates in Investor Conferences hosted by Korean and foreign securities companies at least 5 times a year to listen to comments and answer questions of investors.

Especially from 2017, POSCO’s CFO and Head of Finance Dept. attended overseas NDR to share business performance and management strategy with investors and to provide feedback to their interest from the high-level point of view. Especially from 2018, outside directors have made opportunities in holding direct talks with shareholders to help better understand POSCO’s corporate governance. For institutional investors who would like to visit the company for an investor meeting, the Investor Relations team runs a system to reserve meetings on the company website. Through the system, 2 meetings on average are held on a daily basis. Moreover, the IR team carries out various IR activities such as site tour at steelworks and seminars on the steel market for investors and steel analysts.

(3) Disclosure of Company Information

POSCO’s company information including IR materials is publicly open to all shareholders on company website in both Korean and English and disclosure systems such as DART(http://dart.fss.or.kr) and KIND(http://kind.krx.co.kr).

Also, POSCO is listed on the NYSE in ADR, thereby submitting disclosure materials in English through EDGAR system(https://www.sec.gov/edgar). All materials prepared for investors such as quarterly earnings result, CEO Forum presentation and annual, semi-annual and quarterly audit reports are uploaded on the company website.

<List of Main IR Activities, Conference Call, Talks with Shareholders>

Date	Target	Type	Main Topic	Note
2018.1.24	Domestic Institutional Investor Analysts	Conference Call	Company Presentation (2017 Earnings and Q&A)
2018.1.25-26	Domestic Institutional Investor	NDR	Company Presentation (2017 Earnings and Q&A)
2018.2.23	Foreign Institutional Investors	Conference	JP Morgan Korea Conference (Earnings, Market Condition, Management Status, etc)
2018.3.9	Foreign Institutional Investors	Conference	Citi Korea Investor Conference (Earnings, Market Condition, Management Status, etc)
2018.3.20-22	Domestic Institutional Investor	Conference	MiraeAssetDaewoo 2018First Half year Corp Day (Earnings, Market Condition, Management Status, etc)	Listed POSCO Affiliates present
2018.3.19-21	Foreign Institutional Investors	Conference	Credit Suisse 21th Asian Investment Conference (Earnings, Market Condition, Management Status, etc)
2018.4.24	Domestic Institutional Investor Analysts	Conference Call	Company Presentation (2018 1st quarter Earnings and Q&A)
2018.4.26	National Pension Service	NDR	Company Presentation (2018 1st quarter Earnings and Q&A)
2018.5.3	Domestic Institutional Investor	IR	POSCO Group day (2018 1st quarter Earnings and Q&A)	POSCO Affiliates Co-Host
2018.5.14-18	Foreign Institutional Investors	NDR	Finance Depart. Head NDR (Earnings, Market Condition, Management Status, etc)	Asia
2018.5.28-31	Foreign Institutional Investors	Conference	NHIS Korea Corporate Day (Earnings, Market Condition, Management Status, etc)
2018.6.25-26	Domestic Institutional Investor	Conference	UBS Korea Conference 2018 (Earnings, Market Condition, Management Status, etc)	Listed POSCO Affiliates present
2018.7.23	Domestic Institutional Investor Analysts	Conference Call	Company Presentation (2018 2nd quarter Earnings and Q&A)
2018.7.30	National Pension Service	NDR	Company Presentation (2018 2nd quarter Earnings and Q&A)
2018.8.29-30	Foreign Institutional Investors	Conference	HSBC Korea Corporate Day (Earnings, Market Condition, Management Status, etc))
2018.9.10-14	Foreign Institutional Investors	Conference	CLSA 25th Investors’ Forum 2018 (Earnings, Market Condition, Management Status, etc)	Finance Depart. Head present
2018.9.18-19	Foreign Institutional Investors	Conference	BofAML Korea Conference (Earnings, Market Condition, Management Status, etc)

2018.10.23	Domestic Institutional Investor Analysts	Conference Call	Company Presentation (2018 3rd quarter Earnings and Q&A)
2018.10.24-26	Domestic Institutional Investor	NDR	Company Presentation (2018 3rd quarter Earnings and Q&A)
2018.10.29-31	Foreign Institutional Investors	NDR	Finance Department Head 2nd half NDR (2018 3rd quarter Earnings and Q&A)	Asia
2018.11.6-8	Foreign Institutional Investors	Conference	HSBC 10th Annual Asia Investor Forum (2018 3rd quarter Earnings and Q&A)
2018.11.23	Domestic/Foreign Institutional Investors	IR	Outside Director IR - Talks with Shareholders (Corporate Governance : Outside Directors 6/7participated)	The first talk with CFO present
2018.12.4-5	Foreign Institutional Investors	Conference	BofAML 2018 Asia Pacific Resources Conference (Earnings, Market Condition, Management Status, etc)
2018.12.5-6	Foreign Institutional Investors	Conference	Nomura Investment Forum 2018 (Earnings, Market Condition, Management Status, etc)	Finance Depart. Head present
2018.12.13	Steel Analysts	IR	Site tour and study on Gwangyang Works Steel Production Process	Site Visit
2018.1.1-12.31	Domestic/Foreign Institutional Investors	IR	One on one meeting or conference call with shareholder, investor	242 times in 2018
2019.1.30	Domestic Institutional Investor Analysts	Conference Call	Company Presentation (2018 Annual Earnings and Q&A)
2019.1.31, 2.7-8	Domestic Institutional Investor	NDR	Company Presentation (2018 Annual Earnings and Q&A)
2019.2.21-22	Foreign Institutional Investors	Conference	JP Morgan Korea Conference (Earnings, Market Condition, Management Status, etc)
2019.3.7	Foreign Institutional Investors	Conference	Citi Korea Investor Conference (Earnings, Market Condition, Management Status, etc)
2019.3.25-27	Foreign Institutional Investors	Conference	Credit Suisse 22th Asian Investment Conference (Earnings, Market Condition, Management Status, etc)	Hong Kong
2019.3.28	Steel Analysts	IR	Steel Analyst Seminar – Raw Material Market Condition
2019.4.24	Domestic Institutional Investor/Analysts	Conference Call	Company Presentation (2019 1st quarter Earnings and Q&A)
2019.4.26-30	Domestic Institutional Investor	NDR	Company Presentation (2019 1st quarter Earnings and Q&A)
2019.5.14-15	Foreign Institutional Investors	Conference	BofAML Global Metals, Mining & Steel Conference 2019 (Earnings, Market Condition, Management Status, etc)	Europe
2019.5.17	Foreign Institutional Investors	NDR	Earnings, Market Condition, Management Status, etc	Europe
2019.5.17	Foreign Institutional Investors	Conference	Samsung Global Investors Conference (Earnings, Market Condition, Management Status, etc)

2019.5.21	Domestic Institutional Investor	Conference	Daeshin Securities Corporate Day (Earnings, Market Condition, Management Status, etc)
2019.5.30	Domestic Institutional Investor	Confernece	Hanhwa Investment&Securities Top Picks & Hidden Company Day (Earnings, Market Condition, Management Status, etc)
2019.1.1-5.31	Domestic/foreign Institutional Investor	IR	One on one meeting or conference call with shareholder, investor (Earnings, Market Condition, Management Status, etc)	65 times as of 2019 present

(4) Internal Control System

POSCO has established regulations regarding internal management control to prevent internal transactions from the management or the controlling shareholders for the purpose of their own interest. The company manages internal accounting management regulations by the BOD resolution. As for the matters that exceed a certain amount among the transactions consisting of capital, assets, and securities with the company’s major shareholder (including its affiliates) and the affiliates, they are subject to resolution by the Board. POSCO established the Finance and Related Party Transactions Committee to deliberate and vote on large scale internal transactions amounting from KRW 3 to 10 billion. When exceeding KRW 10 billion, the Committee carries out pre-deliberation before the approval of the Board. Internal transactions deliberated or resolved by Finance and Related Party Transactions Committee can be referred to III. Board of Directors.

POSCO did not have any transaction such as asset transfer, credit offering and any other business with the company’s major shareholders in 2018. The transactions between POSCO and its affiliates are as follows.

<Transactions between POSCO and its affiliates>

*quoted from 2018 POSCO Annual Report disclosed in DART system

In millions of KRW
Companies	Sales and etc. (*1)		Purchase and others (*2)
	Sales	Others	Purchase of Materials	Purchase of Fixed Asset	Outsourced processing cost	Others
[subsidiaries](*3)
POSCO E&C	7,827	97	—	322,924	47	36,428
POSCO C&C	476,105	2,725	—	—	9,211	1,434
POSCO ICT(*4)	2,624	7,479	—	341,472	34,376	196,252
eNtoB	12	60	377,198	27,508	390	31,455
POSCO CHEMTECH	417,957	35,762	531,452	21,730	319,868	2,802
POSCO ENERGY	206,638	1,445	—	—	—	—
POSCO DAEWOO	5,835,226	42,888	690,345	—	57,624	4,318
POSCO Thainox Public Company Limited	299,450	5,335	10,115	—	—	71
POSCO America Corporation	336,366	—	—	—	—	2,486

POSCO Canada Ltd.	—	2,155	300,982	—	—	—
POSCO Asia Co., Ltd.	1,857,665	253	536,280	650	2,449	6,524
Qingdao Pohang Stainless Steel Co., Ltd.	188,252	7	—	—	—	34
POSCO JAPAN Co., Ltd.	1,353,313	6	25,773	4,204	—	5,411
POSCO-VIETNAM Co., Ltd.	273,573	156	—	—	—	8
POSCO MEXICO S.A. DE C.V.	299,276	17	—	—	—	35
POSCO Maharashtra Steel Private Limited	563,618	584	—	—	—	156
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	196,095	—	2,616	—	—	5
Others(*5)	1,158,122	44,098	456,804	31,787	264,060	140,869
Subtotal	13,472,119	143,067	2,931,565	750,275	688,025	428,288
[Related Companies and Joint Enterprises](*3)
POSCO Plantec	10,904	240	3,166	215,023	24,192	10,257
SNNC	5,105	4,108	558,425	—	—	80
POSCO-SAMSUNG-Slovakia Processing Center	61,981	—	—	—	—	—
Roy Hill Holdings Pty Ltd	—	—	810,196	—	—	—
Others	14,199	54,747	64,335	—	—	6
Subtotal	92,189	59,095	1,436,122	215,023	24,192	10,343
Total	13,564,308	202,162	4,367,687	965,298	712,217	438,631

(*1)	Sales and others mainly consist of sales of steel products from subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of December 31, 2018, the Company provided guarantees to related parties
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System
(*5)

During the year ended December 31, 2018, the Company made loans of ~~W~~2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the Company. As of December 31, 2018, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

In millions of KRW
Companies	Receivables				Payables
	Trade accounts and notes Receivable	Others	Total	Trade accounts and notes Payable	Accounts Payable	Others	Total
[Subsidiaries]
POSCO E&C	57	5,181	5,238	—	52,775	438	53,213
POSCO C&C	55,598	317	55,915	—	25	1,194	1,219
POSCO ICT	—	229	229	1,572	112,960	8,717	123,249
eNtoB	—	—	—	10,860	22,072	11	32,943
POSCO CHEMTECH	40,258	3,883	44,141	19,911	58,725	19,012	97,648
POSCO ENERGY	22,163	1,700	23,863	—	—	1,425	1,425
POSCO DAEWOO	437,554	1,056	438,610	161	1,881	5,304	7,346
POSCO Thainox Public Company Limited	71,189	—	71,189	467	71	—	538

POSCO America Corporation	14,338	—	14,338	—	221	—	221
POSCO Asia Co., Ltd.	480,205	1,047	481,252	7,839	—	—	7,839
Qingdao Pohang Stainless Steel Co., Ltd.	52,037	—	52,037	—	—	—	—
POSCO MEXICO S.A. DE C.V.	101,179	218	101,397	—	—	—	—
POSCO Maharashtra Steel Private Limited	390,413	1,428	391,841	—	—	—	—
Others	379,950	54,407	434,357	33,183	36,591	85,745	155,519
Subtotal	2,044,941	69,466	2,114,407	73,993	285,321	121,846	481,160
[Related Companies and Joint Enterprises]
POSCO PLANTEC	249	10	259	3,275	34,803	—	38,078
SNNC	541	61	602	22,188	—	—	22,188
Roy Hill Holdings Pty Ltd	—	—	—	22,997	—	—	22,997
Others	918	910	1,828	217	76	—	293
Subtotal	1,708	981	2,689	48,677	34,879	—	83,556
Total	2,046,649	70,447	2,117,096	122,670	320,200	121,846	564,716

ø As of June 3rd, 2019, the name of some companies are changed: POSCO Daewoo Corporation to POSCO International Corporation, POSCO Chemtech to POSCO Chemical Co., LTD.

III. Board of Directors

1. Role and Function

(1) Responsibilities of the BOD

For the benefit of both company and its shareholders, the Board of Directors determines imporant matters of the company by establishing management goals and key strategies and overseeing the management’s activities for transparency. A strategic session participated by executives and non-executive key staffs is also held to reflect Outside Directors’ opinions more actively on POSCO group’s strategic direction and the management plan. POSCO holds regular meetings centered with the Outside Directors to gather opinions in advance regarding the agenda of the Board of Directors.

In the strategic session held in November 2018, the followings were discussed: ‘With POSCO’ management reform, direction of the reform, 100 major tasks and affiliates’ medium term strategy and core businesses (POSCO International, E&C, Chemical, ICT). In April 2019, the session established the strategy of promoting POSCO affiliates’ new businesses. In November 2018, the Outside Directors held the meeting to review ways of improving corporate governance and promoting Outside Director IR activity. In 2019, the Outside Directors have a plan to hold meetings in June and October.

<BOD and the roles of Special Committees>

BOD Responsibilities

[Submission]

1.  General Meeting of Shareholders

(1)   Convening of the General Meeting of Shareholders

(2)   Approval of Balance sheet, income statement, statement of equity changes, statement of cash flow, statement of appropriation of retained earnings or statement of disposition of deficit, auxiliary statements and consolidated financial statements in every settlement term

(3)   Approval of annual report

(4)   Amendments to the Articles of Incorporation

(5)   Cancellation of shares

(6)   Remuneration, retirement benefits of directors

(7)   Other issues requiring the resolutions of the General Meeting of Shareholders

2.  Management

(1)   Creation of business plan and core business strategies (mid and long-term business policy and annual operating objectives, and business rationalization plans, etc.)

(2)   Creation of important CI and modification and amendments (corporate vision, flag, badge, etc.) (3) Restructuring plans on a group level

(4)   Business plans and budget for each fiscal year

(5)   Nomination of the Chairman of the Board

(6)   Recommendation of candidates of Inside Directors

(7)   Nomination of the Representative Directors and the Chief Executive Officer among Inside Directors and Assignment of responsibilities of office to Inside Directors

(8)   Approval of management succession and development plan

(9)   Approval of executive evaluation and compensation plan

(10)  Organization and method of operations of the Special Committees under the control of the BOD

(11)  Decision of Support from Expert to Director

(12)  Organization and Operations of the Chief Executive Officer Recommendation Committee

(13)  Following Establishment, Amendment and Repeal of Operational Regulations

A. Operational regulations for the BOD and Audit Committee

B. Internal accounting management regulations

3.  Investment & finance

(1)   New external investments, capital increase and disposal of acquired equities of subsidiary company exceeding 10% of equity.

(2)   Investments within the company (investment project for new establishment and increase more than KRW 100 billion)

(3)   Acquisition or disposal of tangible intangible assets and important investment assets (more than 10% of equity based on the book value per unit of asset)

(4)   Deficits disposal (exceeding KRW 10 billion)

(5)   Appropriation of retained earnings

(6)   Issuance of new shares

(7)   Dealing with forfeited stock or odd lot

(8)   Cancellation of Share by Gains

(9)   Acquisition or disposal of treasury stocks

(10)  Injection of reserve funds into equity capital

(11)  Issuance of corporate bonds and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(12)  Issuance of convertible bonds

(13)  Issuance of bonds with warrant

(14)  Donations (exceeding KRW 1 billion)

4.  Others

(1)   Filing and Settling a lawsuit worth exceeding KRW 10 billion and Settling a lawsuit without limitation of the amount of money(excluding the case with conclusive evidence that guarantee it will not cost exceeding KRW 10 billion)

(2)   Transaction with majority shareholder and a subsidiary as prescribed in Securities Transaction Act

A. Transactions of which size is more than 1/100 of the total sales or asset volume of the most recent business year

B. Transaction which brings total transaction amount with a subsidiary during the current business year exceeding more than 5/100 of total sales or asset volume of the most recent business year. (excluding transactions executed within the total amount approved as ordinary transaction arising from business, etc.)

(3)   Transaction with a company in the same group as described in Monopoly Regulation and Fair Trade Act

A. Transactions extending funds such as advances or loans, etc. (More than KRW 10 billion )

B. Transactions offering or trading market securities such as stock or corporate bond (More than KRW 10 billion)

C. Transactions offering or trading assets such as real estate or incorporeal asset (More than KRW10 billion)

(4)   Appointment of transfer agent

(5)   Matters concerning administrative fees related to the shares of the company

(6)   Establishment, relocation, or closure of branches

(7)   Business between Directors and the company

(8)   Appointment and dismissal of compliance officer, creation and amendment of compliance criteria

(9)   Other matters that is prescribed in the mandatory provisions of applicable laws, regulations or Articles of Incorporation or that, a Director deems, needs a resolution from the BOD

[Report]

1.  Result of matters delegated to Special Committees

2.  Important matters regarding the operation of invested companies

3.  Result in examining compliance of law-abiding control standard

4.  Others relating to the important management matters

Director Candidate Recommendation and Management

1.  Recommendation for, and evaluation on qualification of, candidates for Outside Director

2.  Evaluation on qualification of, and pre-deliberation on candidates for Inside Director

3.  Pre-deliberation on appointment of members of special committees

4.  Pre-deliberation on nomination of the representative directors except for the Chief Executive Officer among Inside Directors

5.  Operation of Outside Director Candidates Advisory Group

6.  Other matters necessary for recommendation of Outside Directors

7.  Developing issues to be discussed in the BOD and the Special Committees

8.  Pre-deliberation on amendment or repeal of the Operational Regulations for the BOD

9.  Pre-deliberation on composition and operation procedures of the BOD or the Special Committees

Evaluation and Compensation

1.  Establishing management succession and development plans

2.  Establishing executives evaluation and compensation plan and taking necessary measures to execute such plans

3.  Pre-deliberation on remuneration and retirement allowance of directors

Finance and Related Party Transactions

1.  Establishing strategy for internal values, and financial well-being

2.  Pre-deliberation on filing and settling a lawsuit worth over KRW 10 billion and settling a lawsuit without limitation of the amount of money(excluding the case with conclusive evidence that guarantee it will not cost exceeding KRW 10 billion )

3.  Issues of external investment (Non-steel)

A. Pre-deliberation on new external investments, capital increase and disposition of acquired equities exceeding 10% of equity (excluding items for deliberation on internal transaction in No.9)

B. Making resolutions on new external investments, capital increase and disposition of acquired equities exceeding KRW 5 billion and less than 10% of equity (excluding items for deliberation and voting in No.9)

4.  Pre-deliberation on donations exceeding KRW 1 billion and resolutions on donations between exceeding KRW 100 million and less than KRW 1 billion (excluding items for deliberation on internal transaction in No.9)

5.  Resolutions on issuance of corporate bonds and important borrowings (including the conversion issue exceeding KRW 100 billion)

6.  Pre-deliberation on issuance of corporate bonds and important borrowings (new long-term borrowings exceeding KRW 100 billion)

7.  Resolutions on offering fixed assets as security

8.  Resolutions on providing subsidiaries or affiliates with the company’s security or guarantee (excluding items for deliberation and voting in No.9)

9.  Internal transactions in accordance with the Monopoly Regulation and Fair Trade Act(Internal transactions mean transactions of capital, securities and assets with a person who has special relations with the company)

A. Review of issues and improvement measures related to internal transactions

B. Preliminary deliberation of internal transactions (more than KRW 10 billion in transaction amount)

C. Resolutions on internal transactions (between KRW 3 billion and KRW 10 billion in transaction amount)

10.  Appointment of Director for voluntary compliance of Fair Trade

Audit

1.  Set up the committee’s work plan

2.  Matters delegated by the Board(representative director)

3.  Request for holding a provisional shareholders’ meeting

4.  Consulting of external experts

5.  Audit on legitimacy of the management’s work

6.  Review on soundness and validity of the company’s financial activity and legitimacy of financial reporting

7.  Review on accounting standards of materiality and revision of accounting estimation result

8.  Evaluate on the operation of internal accounting management system

9.  Evaluate on the internal control system

10.  Propose a motion on appointment of the head of internal audit department

11.  Preapprove appointment, compensation and non-audit service contract of external auditor

12.  Evaluate on auditing activities of external auditor

13.  Report annual auditing plan and result of internal audit department

14.  Report evaluation result on compliance with the Code of Conduct of employees

15.  Report of external auditor on irregularities or any violations of the laws and the Articles of Incorporation by a director

16.  Report of external auditor on the company’s violation of accounting standards

17.  Other matters considered by each member to be resolved

Executive Management

1.  Management

(1)   Important matters in the class of employee’s positions, Human Resources development and adjustment

(2)   Important changes in terms of working condition and welfare

(3)   Plans to newly establish endowed chair-professor

(4)   Housing policy making (standards to support housing loans, basic plans to build housing)

(5)   Closing the list of shareholders

2.  Finance

(1)   Pre-deliberation on internal investments

-   Investment for new establishment and increase project more than KRW 100 billion

(2)   Approval of Internal Investment Plans

-   Project investments of more than KRW 100 billion excluding Investment for new establishment and increase projects

-   Investment project between exceeding KRW 10 billion and KRW 100 billion and less

-   Investment for new establishment and increase project less than KRW 10 billion

-   Maintenance investment of exceeding KRW 10 billion

-   Ordinary investment of exceeding KRW 5 billion

(3)   Pre-deliberation on new external investments, capital increase, and disposition of acquired equities of exceeding 10% of equity in steel sector (excluding deliberation items for the Insider Trading Committee)

(4)   Approval of new external investment, capital increase, and disposition of acquired equities exceeding KRW 5 billion and less than 10% of equity in steel sector

(5)   Acquisition or disposal of tangible intangible assets and important investment assets exceeding KRW 5 billion and less than 10% of equity (Based on the book value per unit of asset)

(6)   Approval of deficits disposal between exceeding KRW 500 million and less than KRW 10 billion

(7)   Approval of technology adoption and technology sales contract exceeding USD 1 million

3.  Other matters submitted by the Chair of the committee or each individual member

(2) Succession of the Chief Executive Officer

The CEO selection process follows the regulations stated in Article 29 of the Articles of Incorporation. The CEO Candidate Recommendation Committee evaluates qualifications of candidates. Then, the BOD recommends the final candidate to the AGM. In the meeting, the candidate is appointed as Inside Director and the Board appoints him as a Representative Director, which ends the succession procedure of the Representative Director (CEO).

Roles and rights are segregated between the Succession Council and CEO Candidate Recommendation Committee to secure independent and transparent selection process of the Representative Director (CEO). The Succession Council explores candidates that are qualified to meet the requirements set by the BOD and proposes them to the BOD. The CEO Candidate Recommendation Committee goes through in-depth evaluation on the candidates from multifaceted perspectives.

In order to systematically have top management candidates for the list of CEO candidates, POSCO have selected and managed core talents in each key business field. The selected are given major tasks and trained from major institutions to improve their capabilities for the global setting and their leadership skills.

(3) Internal Control Policy

According to the Operational Regulations of the BOD, the appointment of Compliance Officer, creation and amendment of the compliance code of conduct and the internal accounting management regulations are bound to be submitted for resolution of the BOD. The officer monitors if the management and employees comply with rules and regulations and fulfill their roles and report the monitoring results to the Board.

Based on NEW COSO FrameWork (*COSO : Committee of Sponsoring Organizations of the Treadway Commission) which was revised in 2014 through consulting by external professionals, the internal control evaluation system examines the risks through documentation of all the work processes that affect the financial statements. POSCO examines the system in which all the internal control sections of each work process are supposed to satisfy the control purpose, uncover and prevent distortion through inquiries and evidences.

POSCO has practiced the compliance code of conduct since the approval of the BOD for its establishment in May 2012. After August 2017, the BOD has been reported with activities for the compliance code of conduct such as making checklists to help voluntary examination for every team and managing major risks in advance such as FCPA, Industrial Safety and Health Act.

2. Organization of the Board of Directors and Appointment of Directors

(1) Organization of the Board of Directors

As of June 3, 2019, POSCO’s BOD is composed of 7 Outside Directors and 5 Inside Directors. The percentage of Outside Directors to Inside Director number is 58%. The Chairman of the BOD is appointed among Outside Directors. The Chairman of BOD has been separated from CEO since 2006 and has been selected among Outside Directors by resolution of the BOD. In March 2019, Shin-Bae, Kim was appointed as the Chairman of the BOD.

The BOD, Special Committees under BOD, and Supporting groups’ organization structures and compositions are as follows.

<BOD Organization Structure>

AGM
BOD
(7 Outside & 5
Inside Directors)
Director Candidate Recommendation
and Management
(3 Outside & 1 Inside Directors)
Corporate Strategy
Planning Group(4)
TTM Group(5)
Evaluation and Compensation
(4 Outside Director)
Human Resources
Strategy Group(5)
Finance and Related Party Transactions
(3 Outside & 1 Inside Directors)
Corporate Strategy
Planning Group(4)
Fair Trade
Group(6)
Audit Committee
(3 Outside Directors)
Corporate Audit
Office (45)
Executive Management
(5 Inside Directors)
Corporate Strategy
Planning Group(4)
Representative
Director & CEO

<Composition of the BOD>

Inside/ Outside	Name	Expertise	Appointment Date	Termination of office	Title/Committee
Inside	Jeong-Woo Choi	Management (Planning/ Finance)	‘16.3.11	‘21. AGM	CEO and Representative Director, Chair of Executive Management Committee
Inside	In-Wha Chang	Management (Production/Research)	‘17.3.10	‘20. AGM	President and Representative Director (Head of Steel Business Unit) Finance and Related Party Transaction Committee, Executive Management Committee
Inside	Jung-Son Chon	Management (Planning)	‘18.3.9	‘20. AGM	Head of Corporate Strategy&Planning Division(Senior Executive Vice President) Director Candidate Recommendation and Management Committee, Executive Management Committee
Inside	Hag-Dong Kim	Management (Production)	‘19.3.15	‘20. AGM	Head of Production Division(Senior Executive Vice President) Executive Management Committee
Inside	Tak Jeong	Management (Marketing)	‘19.3.15	‘20.AGM	Head of Production Division(Senior Executive Vice President) Executive Management Committee
Outside	Shin-Bae Kim	Industry (Management)	‘17.3.10	‘22. AGM	Chair of Board of Directors Evaluation and Compensation Committee
Outside	Joo-Hyun Kim	Academia (Business/Economics)	‘15.3.13	‘21. AGM	Chair of Finance and Related Party Transactions Committee, Director Candidate Recommendation and Management Committee
Outside	Byong-Won Bahk	Finance (economics/finance)	‘15.3.13	‘21. AGM	Chair of Director Candidate Recommendation and Management Committee, Audit Committee
Outside	Moon-Ki Chung	Accounting (CPA)	‘17.3.10	‘22. AGM	Chair of Audit Committee, Evaluation and Compensation Committee
Outside	Seung-Wha, Chang	Law (Previously Judge)	‘17.3.10	‘20. AGM	Chair of Evaluation and Compensation Committee Audit Committee,
Outside	Sung-Jin Kim	Industry (small and medium-sized business)	‘18.3.9	‘21. AGM	Evaluation and Compensation Committee, Finance and Related Party Transactions Committee,
Outside	Hee-Jae Pahk	Industry (new business/venture)	‘19.3.15	‘22.AGM	Director Candidate Recommendation and Management Committee Finance and Related Party Transactions Committee,

<Composition of Special Committees under BOD>

Committee	Title	Inside/ Outside	Name
Director Candidate Recommendation and Management Committee	Chairman	Outside	Byong-Won Bahk
	Member	Outside	Joo-Hyun Kim
	Member	Outside	Hee-Jae Pahk
	Member	Inside	Jung-Son Chon
Evaluation and Compensation Committee	Chairman	Outside	Seung-Wha, Chang
	Member	Outside	Shin-Bae Kim
	Member	Outside	Moon-Ki Chung
	Member	Outside	Sung-Jin Kim
Finance and Related Party Transactions Committee	Chairman	Outside	Joo-Hyun Kim
	Member	Outside	Sung-Jin Kim
	Member	Outside	Hee-Jae Pahk
	Member	Inside	In-Wha Chang
Audit Committee	Chairman	Outside	Moon-Ki Chung
	Member	Outside	Byong-Won Bahk
	Member	Outside	Seung-Wha, Chang
Executive Management Committee	Chairman	Inside	Jeong-Woo, Choi
	Member	Inside	In-Wha Chang
	Member	Inside	Jung-Son Chon
	Member	Inside	Hag-Dong Kim
	Member	Inside	Tak Jeong

(2) Qualifications and Appointment of Directors

Not only considering the qualifications required by the Commercial Act, Director Candidate Recommendation and Management Committee limits the qualifications for the Directors to those who have expertise and experience in the relevant fields. Those who may be accountable for undermining corporate values or shareholders’ rights cannot be appointed as Directors.

All Directors are appointed by the General Meeting of Shareholders. Director candidates are recommended by the BOD for Inside Directors and the Director Candidate Recommendation and Management Committee for Outside Directors. Shareholders can recommend a Director candidate by exercising the rights of shareholder proposal based on the laws. The company does not exclude cumulative voting and announces meeting agendas usually 3 weeks before the General Meeting of Shareholders for the shareholders to examine the agendas.

POSCO states the recommendation procedure of Outside Director candidates in the Articles of Incorporation for the purpose of fair and transparent appointment of Outside Directors. The procedure is as follows.

For the proposal of Outside Director candidate, the Outside Director Candidates Advisory Group is run by the resolution of the Director Candidate Recommendation and Management Committee. The Advisory Group searches for candidates who are qualified based on the laws and highly knowledgeable in the fields of industry such as finance, academic, law, accounting and public sectors. It proposes Outside Director candidates of 3 times the number to be elected to the Director Candidate Recommendation and Management Committee. The Director Candidate Recommendation and Management Committee determines the final candidates after qualification analysis and proposes them to the AGM. Then, these Outside Directors are appointed by the shareholders’ voting. Current POSCO’s Outside Directors were appointed through the same procedure stated above. All Outside Directors have no special interest associated with the company, management and major shareholders.

POSCO established the Director Candidate Recommendation and Management Committee to recommend Outside Director candidates. The Committee is in charge of pre-deliberation of selecting Special Committee Members and the Representative Director among Inside Directors except for the CEO. POSCO also runs the Outside Director Candidates Advisory Group for Outside Directors, developing agendas for the BOD, and pre-deliberating amendment and abolition of the Operational Regulations, composition and operation of Special Committees under the BOD. For transparency in the process of selecting Outside Director candidates, the advisory needs advisors who represent diverse groups and have high understandings in corporate governance. The Director Candidate Recommendation and Management Committee is guaranteed with independence as it is composed of three Outside Directors among four Committee Members.

Under the Commercial Act 382-3 and 542-8-2 and the company’s Articles of Incorporation 30 and 31, Director Candidate Recommendation and Management Committee evaluates qualifications of each Director and recommends as an agenda to AGM.

POSCO discloses candidates’ major biography and relevant information in advance to be examined by its shareholders.

<Information provided about Director Candidates at the General Meetings of Shareholders>

Date of Disclosure	Date of GM	Nominees		Information	Note
		Inside/ Outside	Name
2018.2.13	2018.3.9	Inside	In-Hwan Oh

1. Candidate’s biography and field of expertise

2. Candidate’s term of office and whether newly-appointed or re-appointed

3. Transaction list of three years with the company

4. Relationship with major shareholders

Re-appointed
			In-Wha Chang		Re-appointed
			Seong Yu		Re-appointed
			Jung-Son Chon		Newly-appointed
		Outside	Sung-Jin Ki

1. Candidate’s biography and field of expertise

2. Candidate’s term of office and whether newly-appointed or re-appointed

3. Status of nominee’s roles and positions other than POSCO’s

4. The summary of activities done during the term in Special Committees in case of re-appointment

5. Transaction list of three years with the company

6. Relationship with major shareholders

Newly-appointed
			Joo-Hyun Kim		Re-appointed
			Kyung-Seo Park		Newly-appointed, Proposal of shareholders (APG, ROBECO)
			Byong-Won Bahk		Re-appointed
			Byong-Won Bahk	1. Appointment of Director in Audit Committee 2. Activity done in the committee	—
2018.3.5	2018.3.9	Outside	Kyung-Seo Park	1. Agenda (4-3) discarded due to the resignation as a nominee for Outside Director	Amending disclosure regarding resignation

2018.6.26	2018.7.27	Inside	Jeong-Woo Choi	1. Candidate’s biography and field of expertise * Candidate for Representative Director and CEO 2. Transaction list of three years with the company 3. Relationship with major shareholders	Disclosure of calling for the Extraordinary General Meeting of Shareholders
2019.2.20	2019.3.15	Inside	In-Wha Chang

1. Candidate’s biography and field of expertise

2. Candidate’s term of office and whether newly-appointed or re-appointed

5. Transaction list of three years with the company

6. Relationship with major shareholders

Re-appointed
			Jung-Son Chon		Re-appointed
			Hag-Dong Kim		Newly-appointed
			Tak Jeong		Newly-appointed
		Outside	Shin-Bae Kim

1. Candidate’s biography and field of expertise

2. Candidate’s term of office and whether

3. Status of candidate’s roles and positions other than POSCO’s

4. The summary of activities done during the term in Special Committees in case of re-appointment

5. Transaction list of three years with the company

6. Relationship with major shareholders

Re-appointed
			Moon-Ki Chung		Re-appointed
			Hee-Jae Pahk		Newly-appointed
			Moon-Ki Chung	1. Appointment of Director in Audit Committee 2. Activity done in the committee	—

In order to reinforce shareholder’s voting rights, POSCO adopted the voting-by-mail system in 2004 for those who are not be able to attend the AGM. POSCO helps them vote in writing and send the details of Agenda by mail for understanding. In 2019, POSCO adopted an electronic voting system to even improve the convenience of acting shareholders’ voting rights.

As of June 3, 2019, POSCO has 78 executive members: 12 Board members (5 Inside / 7 Outside) and 66 non-Board members. POSCO has put great efforts in appointing executives to reinforce the company’s values and shareholder’s rights. The ethical aspect is also highly valued in the executive selection process and a code of ethics was established in 2003. The code of ethics rules to pursue increasing shareholders’ values and discloses investment information fairly. It also rules to reprimand the employees who violate the code of ethics. Especially for a misconduct such as a bribe, an embezzlement, information fabrication, and violation of sexual ethics, no mercy should be applied. All the employees are required to sign on the code of ethics every January.

POSCO has never had a case of appointing executives who had a history with an embezzlement, a bribe or any other violation of laws. The company also dismisses those executives who go through investigations for critical business issues.

3. Operation of the Board of Directors

According to the Operational Regulations of the BOD, POSCO’s Board has two types of meeting - regular and provisional one. Regular meetings held at predetermined date convene in January, February, March, May, August, November and December, and provisional meetings are held when there is an urgent agenda. The Board meeting convenes by the Chairman’s call, and each director can request for a meeting when it is necessary. If there is a case when a director is unable to attend a meeting, he can participate in the meeting and the resolution through a remote communication tool and his attendance is counted.

Meeting minutes are recorded and stored. In the minutes, there are agenda items, development of the issue, meeting result, and the list of directors who oppose to the issue and the reasons which the attending directors sign and seal. The attendance rate and the agenda are disclosed on the quarterly, semi-annual and annual business report through DART(http://dart.fss.or.kr).

<List of the Board of Directors Activities>

Round	Ordinary/ Extraordinary	Date of Convene	Date of Notice	Attendance	Agenda		Approved
					Type	Detail
1	Ordinary	‘18. 1.24	‘18. 1.18	12/12	Resolution	Approval of the financial statements for the 50th fiscal year and the convocation schedule for the 50th General Meeting of Shareholders	Approved
					Resolution	Partial Amendments to Articles of Incorporation	Approved
					Resolution	Silo lease contract with POSCO-TERMINAL Co., Ltd	Approved
					Report	The management result for the fiscal year of 2017	Reported
					Report	Report on the operation of the internal accounting management regulations for the fiscal year of 2017	Reported
2	Ordinary	‘18. 2.13	‘18. 2.8	12/12	Resolution	Agenda for the 50th General Meeting of Shareholders	Approved
					Resolution	Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	Approved
					Report	Assessment of the operation of the internal accounting management regulations for the fiscal year of 2017	Reported
3	Ordinary	‘18. 3. 9	‘18. 3. 6	12/12	Resolution	Appointment of the Chairman of the Board of Directors	Approved
					Resolution	Appointment of the Special Committee Members	Approved
					Resolution	Designation of Representative Directors and presenting positions to Inside Directors	Approved
					Resolution	Commemoration business plan for POSCO’s 50th anniversary	Approved
4	Ordinary	‘18. 4.18	‘18. 4.17	12/12	Resolution	Settlement and operation of Succession Council (plan)	Approved
5	Ordinary	‘18. 5.11	‘18. 5. 8	12/12	Resolution	Declaration of the first quarter dividend for the fiscal year of 2018	Approved
					Resolution	Plan for financing in FY2018	Approved
					Resolution	Record Date for Extraordinary General Meeting of Shareholders	Approved
					Resolution	FY2018 Transaction Plans with affiliates	Amended and Approved
					Resolution	Capital Increase in POSCO ES MATERIALS	Approved
					Report	The management result of the first quarter of 2018 and business plan for 2018	Reported
					Report	Report on the operation of Overseas Subsidiaries	Reported
					Report	Assessment of the operations of Board of Directors for 2017	Reported

6	Extraordinary	‘18. 6.22	‘18. 6.21	11*/12	Resolution	Finalizing candidates for CEO and operation of the CEO Candidate Recommendation Committee	Approved
7	Extraordinary	‘18. 6.23	‘18. 6.21	12/12	Resolution	Recommendation of candidates for the Inside Director position (Candidate for the Chief Executive Officer)	Approved
					Resolution	Convocation and preparation of agenda for the extraordinary general meeting of shareholders in FY2018	Approved
8	Ordinary	‘18. 7.27	‘18. 7.23	12/12	Resolution	Appointment of the Chief Executive Officer and Representative Director	Approved
					Resolution	Declaration of the second quarter dividend for the fiscal year of 2018	Approved
					Report	. The management result of the 1st half of 2018 and business plan for 2018	Reported
9	Ordinary	‘18. 8.22	‘18. 8.17	12/12	Resolution	Capital increase for Project PUMA	Approved
					Resolution	Capital increase for POSCO-China to acquire shares of POSCO center in Beijing	Approved
					Resolution	Establishment of coal silos in Pohang Works	Approved
					Resolution	Plan of merger and acquisition of POSCO P&S	Approved
					Resolution	Filing an administrative litigation regarding 2013 tax investigation results	Approved
					Resolution	Filing a suit against the former major shareholders of STEEL FLOWER CO., LTD for receiving stock trading payment based on the put back option	Approved
10	Ordinary	‘18.11. 3	‘18.10.29	12/12	Resolution	Declaration of the third quarter dividend for the fiscal year of 2018	Approved
					Resolution	Enter into a lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech	Approved
					Resolution	Resolution on the merger approval of POSCO P&S	Approved
					Resolution	Donation made for Corporate Partnership program	Approved
					Resolution	Donation made for recovery of earthquake damages in Indonesia	Approved
					Report	Result of reviewing legal compliance	Reported
					Report	The management result of the third quarter of 2018 and business plan for 2018	Reported

11	Ordinary	‘18.12. 7	‘18.12.5	12/12	Resolution	Medium term business strategy and 2019 business plan	Approved
					Resolution	Plan for merge between POSCO Chemtech and POSCO ESM	Approved
					Resolution	Payment of provisional payments due to the lawsuit of repayment of debt for Suncheon Eco Trans	Approved
					Resolution	Halt of SNG business	Hold**
					Resolution	Amendment of the Operational Regulation of the Audit Committee	Approved
					Resolution	Donation in the fund used for unprivileged	Approved
					Resolution	Donating in POSCO 1% Nanum foundation fund	Approved
					Report	Composition of Corporate Citizenship Committee and operation plan	Reported
12	Extraordinary	‘18.12.19	‘18.12.18	12/12	Resolution	Halt of SNG business	Approved
1	Ordinary	‘19. 1.30	‘19. 1.25	12/12	Resolution	Approval of the financial statements for the 51th fiscal year and the convocation schedule for the 51th General Meeting of Shareholders	Approved
					Resolution	Announcement of closing POSCO P&S merge	Approved
					Resolution	Appointment of Compliance Officer	Approved
					Resolution	Contribution of donation to Indonesia for the recovery of damage caused by Tsunami	Approved
					Report	The management result for the fiscal year of 2018	Reported
					Report	Report on the operation of the internal accounting management regulations for the fiscal year of 2018	Reported
2	Ordinary	‘19. 2.20	‘19. 2.14	12/12	Resolution	Agenda for the 51th General Meeting of Shareholders and execution of electronic voting system	Approved
					Resolution	Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	Approved
3	Ordinary	‘19. 3.15	‘19. 3.12	12/12	Resolution	Appointment of the Chairman of the Board of Directors	Approved
					Resolution	Appointment of the Special Committee Members	Approved
					Resolution	Designation of Representative Directors and presenting positions to Inside Directors	Approved
4	Extraordinary	‘19. 4.12	‘19. 4.10	12/12	Resolution	Business restructuring plan for LNG terminal and by-product power plant	Approved
					Resolution	Contribution of donation for the recovery of damage caused by forest fire in Gangwon Province	Approved
5	Ordinary	‘19. 5.10	‘19. 5.7	12/12	Resolution	Declaration of the first quarter dividend for the fiscal year of 2019	Approved
					Resolution	Plan for financing for the fiscal year of 2019	Approved
					Resolution	Increase of capital and extension of the payment guarantee period for Brazil CSP	Approved
					Resolution	FY2019 Transaction Plans with affiliates	Approved
					Report	The management result of the first quarter of 2019	Reported
					Report	The performance and assessment of Board of Directors for 2018	Reported
					Report	Standard for selecting domain and the possible list of domains for new business	Reported
					Report	Establishment of venture platform for exploring new business	Reported
					Report	The result of publicizing 50th anniversary commemorative project and its future plan	Reported

*	Oh-Joon, Kwon absent
**	After supplementing, extraordinary meeting would take place in December 19, 2018

<Attendance Status for Each Director>

(2018.3.9~2018.7.26)

Inside/Outside	Round	1st	2nd
	Date	2018. 1.24	2018. 2.13
Inside	Oh-Joon Kwon	Attended	Attended
	In-Hwan Oh	Attended	Attended
	Jeong-Woo Choi	Attended	Attended
	In-Wha Chang	Attended	Attended
	Seong Yu	Attended	Attended
Outside	Byong-Won Bahk	Attended	Attended
	Chae-Chol Shin	Attended	Attended
	Myoung-Woo Lee	Attended	Attended
	Joo-Hyun Kim	Attended	Attended
	Shin-Bae Kim	Attended	Attended
	Moon-Ki Chung	Attended	Attended
	Seung-Wha, Chang	Attended	Attended

(2018.3.9~2018.7.26)

Inside/Outside	Round	3rd	4th	5th	6th	7th
	Date	2018. 3. 9	2018. 4.18	2018. 5.11	2018. 6.22	2018. 6.23
Inside	Oh-Joon Kwon	Attended	Attended	Attended	Attended	Attended
	In-Hwan Oh	Attended	Attended	Attended	Attended	Attended
	In-Wha Chang	Attended	Attended	Attended	Attended	Attended
	Seong Yu	Attended	Attended	Attended	Attended	Attended
	Jung-Son Chon	Attended	Attended	Attended	Attended	Attended
Outside	Joo-Hyun Kim	Attended	Attended	Attended	Attended	Attended
	Myoung-Woo Lee	Attended	Attended	Attended	Attended	Attended
	Byong-Won Bahk	Attended	Attended	Attended	Attended	Attended
	Shin-Bae Kim	Attended	Attended	Attended	Attended	Attended
	Moon-Ki Chung	Attended	Attended	Attended	Attended	Attended
	Seung-Wha, Chang	Attended	Attended	Attended	Attended	Attended
	Sung-Jin Kim	Attended	Attended	Attended	Attended	Attended

(2018.7.27~2019.3.14)

Inside/ Outside	Round	8th	9th	10th	11th	12th	1st	2nd
	Date	2018. 7.27	2018. 8.22	2018.11.3	2018.12.7	2018.12.19	2019.1.30	2019.2.20
Inside	Jeong-Woo Choi	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	In-Hwan Oh	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	In-Wha Chang	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Seong Yu	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Jung-Son Chon	Attended	Attended	Attended	Attended	Attended	Attended	Attended
Outside	Joo-Hyun Kim	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Myoung-Woo Lee	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Byong-Won Bahk	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Shin-Bae Kim	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Moon-Ki Chung	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Seung-Wha, Chang	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Sung-Jin Kim	Attended	Attended	Attended	Attended	Attended	Attended	Attended

(2019.3.15~2019.5.31)

Inside/Outside	Round	3rd	4th	5th
	Date	2019. 3.15	2019. 4.12	2019. 5.10
Inside	Jeong-Woo Choi	Attended	Attended	Attended
	In-Wha Chang	Attended	Attended	Attended
	Jung-Son Chon	Attended	Attended	Attended
	Hag-Dong Kim	Attended	Attended	Attended
	Tak Jeong	Attended	Attended	Attended
Outside	Shin-Bae Kim	Attended	Attended	Attended
	Byong-Won Bahk	Attended	Attended	Attended
	Joo-Hyun Kim	Attended	Attended	Attended
	Moon-Ki Chung	Attended	Attended	Attended
	Seung-Wha, Chang	Attended	Attended	Attended
	Sung-Jin Kim	Attended	Attended	Attended
	Hee-Jae Pahk	Attended	Attended	Attended

4. Special Committees of BOD

(1) Establishment of the BOD’s Special Committees

Under the Board of Directors, there are 5 Special Committees - Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Transactions Committee, Audit Committee, and Executive Management Committee. Except for the Executive Management Committee that reviews and deliberates steel investments, each of the committee is participated by a majority of Outside Directors. Members of the Evaluation and Compensation Committee and Audit Committee are all Outside Directors to ensure independent decision-making of the Special Committees.

Among the committees, Director Candidate Recommendation and Management Committee and Audit Committee are required to be established by the Commercial Act, and the rest 3 committees were formed by the Board based on its autonomous decision in pursuit of professional, independent and efficient Board management. The meeting details for each Special Committee are as follows. The details of the organization, operation and responsibilities of committees are governed by the Articles of Incorporation and the Operational Regulations

Director Candidate Recommendation Committee

<Activities Details>

(2018.1.1~2018.12.31)

Round	Date	Attendance	Agenda		Approved
			Type	Detail
1st	‘18. 3. 9	4/4	Resolution	Appointment of the Chairman of Director Candidate Recommendation Committee	Approved
			Pre-deliberation	Appointment of Representative Directors	Pre-deliberated
2nd	‘18.12. 4	4/4	Resolution	Plan for Outside Director Candidates Advisory Group	Approved
			Resolution	Amendment of internal rules for Outside Director Candidates Advisory Group	Approved

(2019.1.1~2019.5.31)

Round	Date	Attendance	Agenda		Approved
			Type	Detail
1st	‘19. 2.13 / 2.20	4/4	Resolution	Qualification Assessment and Recommendation of Outside Director Candidates	Approved
	‘19. 2.20		Pre-deliberation	Qualification Assessment of Inside Director Candidates	Pre-deliberated
2nd	‘19. 3.15	4/4	Pre-deliberation	Appointment of Special Committee Members	Pre-deliberated

Evaluation and Compensation Committee

<Activities Details>

(2018.1.1~2018.12.31)

Round	Date	Attendance	Agenda		Approved
			Type	Detail
1st	‘18.1.23 / 1.24	4/4	Resolution	Improvement on long-term performance evaluation	Amended/Approved
	‘18. 1.23		Resolution	Evaluation of the management result for the fiscal year of 2017	Approved
2nd	‘18. 2.13	4/4	Resolution	Evaluation plan for of the management result for the fiscal year of 2018	Approved
3rd	‘18. 4.18	4/4	Resolution	Appointment of the chairman for Evaluation and Compensation Committee	Approved

(2019.1.1~2019.5.31)

Round	Date	Attendance	Agenda		Approved
			Type	Detail
1st	‘19. 1.28	4/4	Resolution	Evaluation of the management result for the fiscal year of 2018	Approved

Finance and Related Party Transactions Committee

<Activities Details>

(2018.1.1~2018.12.31)

Round	Date	Attendance	Agenda		Approved
			Type	Detail
1st	‘18. 4.18	4/4	Resolution	Appointment of the chairman of Finance and Related Party Transactions Committee	Approved
2nd	‘18. 4.27	4/4	Resolution	Receiving the brand license fee from POSCO E&C	Approved

3rd	‘18. 5.11	4/4	Pre-deliberation	Plan for financing in FY2018	Pre-deliberated
			Pre-deliberation	Capital Increase in POSCO ES MATERIALS	Pre-deliberated
			Resolution	Contribution to POSCO Educational Foundation	Approved
			Resolution	Plan for Payment Guarantee to POSCO VIETNAM	Approved
4th	‘18. 8.22	4/4	Pre-deliberation	Capital Increase for Project PUMA	Pre-deliberated
			Pre-deliberation	Capital increase for POSCO-China to acquire shares of POSCO center in Beijing	Pre-deliberated
			Pre-deliberation	Plan of merger and acquisition of POSCO P&S	Pre-deliberated
			Pre-deliberation	Filing an administrative litigation regarding 2013 tax investigation results	Pre-deliberated
			Pre-deliberation	Filing a suit against the former major shareholders of STEEL FlOWER Co., LTD for receiving stock trading payment based on the put back option	Pre-deliberated
			Report	The review of 2018 the compliance program	Report
5th	‘18.11.2	4/4	Pre-deliberation	Enter into a lease contract of Limestone Calcination Facility with POSCO Chemtech	Pre-deliberated
			Pre-deliberation	Contribution of donation for Corporate Partnership Program	Pre-deliberated
			Resolution	Contribution of donation for the recovery of damage caused by typhoon in Youngduk area	Approved
6th	‘18.12.7	4/4	Pre-deliberation	Payment of provisional payments due to the lawsuit of repayment of debt for Suncheon Eco Trans	Pre-deliberated
			Pre-deliberation	Donation in the fund used for unprivileged	Pre-deliberated
			Pre-deliberation	Donating in POSCO 1% Nanum foundation fund	Pre-deliberated
			Resolution	Setting a limit to the amount of short term loan in 2019	Approved
			Resolution	Payment guarantee to SS VINA for renewing debt	Approved
			Resolution	Contract of brand license with POSCO E&C	Approved
			Resolution	Building up more recreational facility for POSCO employee	Approved

(2019.1.1~2019.5.31)

Round	Date	Attendance	Agenda		Approved
			Type	Details
1th	‘19. 1.30	4/4	Resolution	Contribution to Employee welfare fund	Approved
			Resolution	Appointment of Director for compliance of Fair Trade	Approved
			Report	Review of and plan for the operation of the Fair Trading Program	Report
2th	‘19. 4.12	4/4	Pre-deliberation	Restructuring of by-product gas power plant and LNG terminal Business	Pre-deliberated
3th	‘19. 5. 8	4/4	Pre-deliberation	Plan for financing in FY2019	Pre-deliberated
			Resolution	Myanmar POSCO sales of stake	Approved
			Resolution	Plan for payment guarantee to POSCO-Mexico	Approved

Executive Management Committee

<Activities Details>

(2018.1.1~2018.12.31)

Round	Date	Attendance	Agenda		Approved
			Type	Details
1st	‘18. 1.19	5/5	Resolution	Disposal of treasury stocks for the employee awards	Approved
2nd	‘18. 3.20	4*/5	Resolution	Implementation of Pohang Work’s wharf #4 unloading arm	Approved
			Resolution	Replacement of a slab scarfing machine in #2 steel casting line in Gwangyang Works	Approved
			Resolution	Carbon emissions trading	Approved
3rd	‘18. 4.17	5/5	Resolution	Disposal of treasury stocks for the employee awards	Approved
			Resolution	Establishment of upstream process as C0 level of POSCO Lithium eXtraction Mineral Electrodialysis	Approved
			Resolution	Establishment of complex combustion facility of Coke Oven in Pohang Works	Approved
			Resolution	Establishment of STS Slab Grinder and Concurrent Heating Furnace in Pohang Works	Approved
			Resolution	Replacing olds parts for #14 Gas turbine of LNG generator in Pohang Works	Approved
4th	‘18. 5.28	5/5	Resolution	Refreshment of operation management system	Approved
			Resolution	Carbon emission trading	Approved
			Resolution	Exeection of put back option for STEEL FLOWER Co., Ltd shares	Approved
			Resolution	Establishment of NOx removal facilities for #2~#4 sintering machines in Pohang Works	Approved
			Resolution	Supplement of PCM line of #1 cold rolling factory in Pohang Works	Approved
5th	‘18. 6.19	5/5	Resolution	The second renovation of #3 furnace in Gwangyang Works	Approved
			Resolution	Replacement of old facilities of #3 sintering machine in Gwangyang Works	Approved
6th	‘18. 8.20	5/5	Resolution	Disposal of treasury stocks for the employee awards	Approved
			Resolution	Establishment of off gas power plant in Pohang Works	Approved
			Resolution	Enhancement of NOx removal capacity of steam power plants in Pohang and Gwangyang Works	Approved
			Pre-deliberation	Establishment of coal silos in Pohang Works	Pre-deliberated
7th	‘18.10.23	5/5	Resolution	Expansion of argon production facilities in 14th plant at Oxygen Making Plant in Pohang Works	Approved
			Resolution	Increased capacity for a dock in Pohang Works for loading and unloading of subsidiary raw material	Approved
			Resolution	Expansion of a slag cooling yard and enhancement of dust collectors for cleaning air at Steelmaking Plant 2 in Pohang Works.	Approved
8th	‘18.11.19	5/5	Resolution	Expanding capability of Giga-level equipment in Gwangyang Works	Approved
			Resolution	Replacement of #1 continuous casting factory’s #1 continuous casting machine in Gwangyang Works	Approved
			Resolution	Building up more recreational facilities for POSCO GROUP’s employees	Approved

(2018.1.1~2018.12.31)

Round	Date	Attendance	Agenda		Approved
			Type	Round
1st	‘19. 1.30	5/5	Resolution	Sales of stake for Guangdong Shunde Pohang Steel Co., Ltd	Approved
2nd	‘19. 2.19	5/5	Resolution	Rationalization of Gwangyang #1 power plant	Approved
			Resolution	Improvement on Gwangyang Works’s working environment	Approved
			Resolution	Disposal of 1 Finex’s melting furnace and induction furnace assets	Hold**
3rd	‘19. 3.19	5/5	Resolution	Replacement of Gwangyang #1,2 blast furnace’s old wind passing equipment	Approved
4th	‘19. 4.23	5/5	Pre-deliberation	Increase of capital and extension of the payment guarantee period for Brazil CSP	Pre-deliberated
			Resolution	R&D investment on STS 3HAPL alternating electrolytic aid pickling machine	Approved
			Resolution	Plan for remodeling of Pohang Dongchon Plaza	Approved
			Resolution	Plan for construction and operation of workplace nursery	Approved
			Resolution	Disposal of 1 Finex tangible assets	Approved
5th	‘19. 5.21	5/5	Resolution	Plan for selling Certified emission reduction	Hold***

*	In-Hwan Oh absent
**	To be re-submitted after some modification
***	To be re-submitted

IV. Responsibilities of Outside Director

As of June 3, 2019, the Outside Directors do not have a history of working for POSCO or its subsidiaries. For the recent three years (‘16~’18), there has been no history of transaction as well.

<The relationship between Outside Directors and POSCO & its subsidiaries>

Name	Working for		Transaction for three years(‘16~’18)
	POSCO	Subsidiaries	POSCO	Subsidiaries
Shin-Bae Kim	N/A	N/A	N/A	N/A
Joo-Hyun Kim	N/A	N/A	N/A	N/A
Byong-Won Bahk	N/A	N/A	N/A	N/A
Moon-Ki Chung	N/A	N/A	N/A	N/A
Seung-Wha, Chang	N/A	N/A	N/A	N/A
Sung-Jin Kim	N/A	N/A	N/A	N/A
Hee-Jae Pahk	N/A	N/A	N/A	N/A

Following the Commercial Act and the rules by the Articles of Incorporation, the term of office for Directors is limited to three years. Since the first appointment of Outside Directors in 2005, no Outside Director has had the term of office for more than 6 years.

<Term of Office for Outside Directors>

Name	Term of Office
Shin-Bae Kim	2yrs 2months
Joo-Hyun Kim	4yrs 2months
Byong-Won Bahk	4yrs 2 months
Moon-Ki Chung	2yrs 2 months
Seung-Wha, Chang	2yrs 2 months
Sung-Jin Kim	1yrs 2 months
Hee-Jae Pahk	2months

For those Outside Directors who are appointed through the General Meetings of Shareholders, they are informed with the medium term business strategy, business goal, the steel production process, domestic and overseas steel industry overview, marketing strategy and overseas office status, group affiliates status, and etc. Additionally, they are provided with management reports, analyst reports, steel/iron ore/raw materials overview and prospect. Before each meeting of the BOD, they receive the information on the material investment agenda. Even after approvals of agendas, Outside Directors are continuously informed on the ongoing status.

POSCO introduced the BOD evaluation system in 2010 to reinforce the credibility and the management ability of the BOD and to find improvement. The evaluations are conducted in every February and the results are reported to the BOD in May. For the payment and benefit for Outside Directors, they are comprehensively arranged and disclosed on 20-F (SEC) every year.

V. Audit Organization

1. Internal Audit Organization

(1) Audit Committee

POSCO’s Audit Committee has at least 3 Outside Directors according to the Articles of Incorporation and the Operational Regulations of the Audit Committee. At least 1 member is an accounting or financial expert as governed by the related laws. POSCO assures that the Audit Committee can maintain its independence and objectivity from the Board and management in conducting audit functions. Below chart shows the members of the current Audit Committee and information about independence of the committee.

<Members of Internal Audit Organization (Audit Committee)>

Title	Inside/ Outside	Name	Work history or Professional Qualification Related to Audit	Note
Chairman	Outside	Moon-Ki Chung	Present : Professor in Accounting, Sungkyunkwan University 2013~2014 : Vice Chairman of Korean Accounting Association 1981~2012 : Partner and Chief Quality Officer, Samil PwC	Accounting Expert
Director	Outside	Byong-Won Bahk	Present : Honorary Chairman of the Korea Employers Federation 2015-2018 : Chairman of the Korea Employers 2011~2014 : Chairman of the Korea Federation of Banks 2011~2014 : KT Outside Director	—
Director	Outside	Seung-Wha Chang	Present : Dean, School of Law, Seoul National University 2012~2016 : Appellate Body Member, World Trade Organization (WTO)	—

ø All the conditions for appointing the Audit Committee Members are met which are governed by the Commercial Act

Conditions for appointment	Conditions Satisfied	Relevant Laws
Consisted of at least 3 Directors	Satisfied(3 members)	Commercial Act 415-2-2
Outside Directors are consisted of at least two thirds of the Committee	Satisfied (All Outside Directors)
At least one Committee Member is accounting or financial expert	Satisfied	Commercial Act 542-11-2
The Chairman of the Audit Committee is Outside Director	Satisfied
Other disqualifying conditions	Satisfied(N/A)	Commercial Act 542-11-3

The Audit Committee monitors the company’s accounting practice, deliberates and resolves matters delegated by the BOD independently from the management and controlling shareholder.

The committee oversees Directors and the management if they fulfill their responsibilities with due care based on objective standards, the Operational Regulations of the Audit Committee, to support them make the right decision in business management. Following the Operational Regulations, the Audit Committee has a duty to report to the BOD when the chance of Directors violating the rules under the Articles of Incorporation or the laws is high. If the committee fails to fulfil the duty, it will take the responsibility for a compensation for damage to the company.

To assist the Audit Committee in overseeing the company more efficiently, POSCO Corporate Audit Office as an internal auditing body support the work of the Audit Committee. The Corporate Audit Office is consisted of 1 head of the Corporate Audit Office, 1 certified public accountant, and other 42 professional in business management. The office is independent from the major shareholders and the management. Its job is to run and assist the Audit Committee by reviewing the Internal Accounting Management Regulations, practicing finance/accounting audit domestically and abroad, and establishing a policy for ethics. To be independent from the management, the Corporate Audit Office reports results to the committee on a regular basis.

The education taken in the Audit Committee in 2018 is as follows:

<Education taken by Audit Committee Members>

Date	Duration	Main Topic
‘18.6.11	2hrs	- The role and responsibility of Audit Committee
‘18.10.1	2hrs	- Influence by the amendment of corporation’s external audit law - Influence by the amendment of IFRS
‘18.12.14	2hrs	- Amendment of the Internal Accounting Management Regulations

(2) Compliance Officer and Supporting Office

POSCO appoints a Compliance Officer to help abide by laws and regulations. The Officer monitors if the management and employees comply with rules and regulations, fulfill their roles and report the monitored results to the Board.

<Compliance Officer>

Name	Gender	Date of Birth	Position	Title	Work Experience	Term of Office
Sung- Wook Lee	Male	1964.10.	Executive Vice President	- Head of Legal Affairs Office - Compliance Officer	- Undergraduate in Seoul National University - Chief prosecutor at Seoul High Prosecutor’s Office, Chief prosecutor at Incheon District Prosecutor’s Office - Attorney at law firm Taewon	2019. 1. 30. ~ 2022. 1. 29

From January 1st 2018 to December 31st 2018, the Audit Committee meetings were held 8 times. The committee was reported with the evaluation of Internal Accounting Management Regulation, the result of internal and external audit, quarterly consolidated financial statements, and etc. From January 1st 2019 to June 3rd 2018, the Audit Committee meetings were held 5 times.

<Audit Committee Meetings and Agendas>

(2018.1.1~2018.12.31)

Round	Date of convene	Attendance	Agenda		Approved/ Reported
			Type	Topic
1st	2018.1.23	3/3	Approval	Assessment of the Audit Committee activities for the fiscal year of 2017	Approved
			Report	Report on the operation of the internal accounting management regulations for the fiscal year of 2017	Reported
			Report	The result of internal audit for the fiscal year of 2017 and audit plans for the fiscal year of 2018	Reported
2nd	2018.2.12	3/3	Approval	Internal audit result for the fiscal year of 2017	Approved
			Approval	Assessment of the operation of the internal accounting management regulations for the fiscal year of 2017	Approved
			Report	External audit result for the fiscal year of 2017	Report
3rd	2018.3.29	3/3	Approval	Appointment of the chairman of the Audit Committee	Approved
			Approval	Approval of audit and non-audit services for POSCO and its subsidiaries	Approved
			Report	Report on the consolidated internal audit practice for the fiscal year of 2017	Reported
			Report	The appraisal on the consolidated internal audit practice for the fiscal year of 2017	Reported
4th	2018.4.24	3/3	Approval	External audit result on 20-F for the fiscal year of 2017	Approved
5th	2018.5.10	3/3	Approval	Approval on the non-audit service for POSCO	Approved
			Report	Result of the internal audit on the consolidated financial statements for the first quarter of 2018	Reported
			Report	Result on the external audit on the consolidated financial statements for the first quarter of 2018	Reported
			Report	Result on the external audit on the consolidated financial statements for the fiscal year of 2017	Reported
6th	2018.7.27	3/3	Approval	Pre-deliberation on the agenda for the Extraordinary General Meetings of Shareholders	Approved
7th	2018.7.27	3/3	Report	Result of the internal audit on the consolidated financial statements for the second quarter of 2018	Reported
			Report	Result on the external audit on the consolidated financial statements for the second quarter of 2018	Reported
			Report	The result of internal audit for the fiscal year of 2018 first half and plan for the fiscal year of 2018 second half	Reported
8th	2018.11.1	3/3	Approval	Amendment of the Operational Regulation of the Audit Committee	Pre-deliberated
			Approval	Approval on the audit service for POSCO	Approved
			Report	Result of the internal audit on the consolidated financial statements for the third quarter of 2018	Reported
			Report	Result on the external audit on the consolidated financial statements for the third quarter of 2018	Reported

(2019.1.1~2019.6.3)

Round	Date of Convene	Attendance	Agenda		Approved/ Reported
			Type	Topic
1st	2019.1.29	3/3	Approval	Approval on the appointment of the internal audit department head	Approved
			Approval	Assessment of the Audit Committee activities for the fiscal year of 2018	Approved
			Approval	Approval of audit and non-audit services for POSCO and its subsidiaries	Approved
			Report	Report on the operation of the internal accounting management regulations for the fiscal year of 2018	Reported
			Report	The result of internal audit for the fiscal year of 2018 and audit plans for the fiscal year of 2019	Reported
			Report	The assessment on the employees’ conformity to the code of ethics	Reported
2nd	2019.2.19	3/3	Approval	Internal audit result for the fiscal year of 2018	Approved
			Approval	Assessment of the operation of the internal accounting management regulations for the fiscal year of 2018	Approved
			Approval	Approval of audit and non-audit services for POSCO’s subsidiaries abroad	Approved
			Report	External audit result for the fiscal year of 2018	Reported
3rd	2019.2.20	3/3	Approval	Review of agenda for the General Meeting of Shareholders	Approved
4th	2019.4.26	3/3	Approval	Appointment of the Chairman of the Audit Committee	Approved
			Report	Report on the consolidated internal audit practice for the fiscal year of 2018	Reported
			Report	The appraisal on the consolidated internal audit practice for the fiscal year of 2018	Reported
			Report	External audit result on 20-F for the fiscal year of 2018	Reported
5th	2019.5.9	3/3	Approval	Approval on the non-audit service for POSCO	Approved
			Report	Result of the internal audit on the consolidated financial statements for the first quarter of 2019	Reported
			Report	Result on the external audit on the consolidated financial statements for the first quarter of 2019	Reported

Outside/ Inside	Round	1st	2nd	3rd	4th	5th	6th	7th	8th	Notes
	Date	2018.1.23	2018.2.12	2018.3.29	2018.4.24	2018.5.10	2018.7.27	2018.7.27	2018.11.1
Outside	Joo-Hyun, Kim	Attended	Attended	N/A	N/A	N/A	N/A	N/A	N/A	2018.3 end of term
	Moon-Ki, Chung	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Byong-Won, Bahk	N/A	N/A	Attended	Attended	Attended	Attended	Attended	Attended	2018.3 appointed
	Seung-Wha, Chang	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

	Round	1st	2nd	3rd	4th	5th
	Date	2019.1.29	2019.2.19	2019.2.20	2019.4.26	2019.5.9
Outside	Moon-Ki, Chung	Attended	Attended	Attended	Attended	Attended
	Byong-Won, Bahk	Attended	Attended	Attended	Attended	Attended
	Seung-Wha, Chang	Attended	Attended	Attended	Attended	Attended

2. External Auditor

The Audit Committee directly assesses and appoints external auditors to strengthen independence and fairness of appointment procedure. As a listed company, POSCO appoints the same external auditor for 3 fiscal years in compliance with the Article 4-2 of relevant law regarding external auditing. POSCO’s Audit Committee appointed KPMG as external auditor for 3 consecutive years from 2017 to 2019.

According to the Audit Committee’s Operational Regulations, external auditors directly reports to the Audit Committee regarding any irregularities of Directors, violation of laws, Articles of Incorporation and accounting standards. Also, the Audit Committee evaluates auditing activities of the external auditor including the remuneration, time, and human resources for auditing. POSCO does not take any non-audit service such as consulting from the external auditor’s subsidiaries.

The external auditor regularly communicates with and reports to POSCO’s Audit Committee for the report of financial statements, result of audit, annual audit plan, and etc. at least one time in each quarter without management present. When it is necessary, POSCO revises the internal control system upon the communication with external auditors. Following the Operational Regulations of the Audit Committee, the external auditors may raise an agenda in case of discovering a violation of accounting standard, laws, Articles of Incorporation, or code of conducts.

VI. Fulfilment of Social and Environmental Responsibility

In March 2019, POSCO established Corporate Citizenship Committee to pursue a well-being along with the society. The committee is the highest strategic consulting organization consisted of two POSCO Inside Directors, 2 Outside Directors and 3 external experts. The Chairman of the committee is appointed among the external experts.

The Corporate Citizenship Committee is held once a quarter and is advised with a strategy, a change in ESG(Environmental, Social, Government) trend, and a result of the performance in creating social values. In order for the advices from the Corporate Citizenship Committee to be effectively practiced, POSCO also runs Corporate Citizenship Strategy Meeting participated by POSCO and POSCO’s subsidiaries’ presidents and runs Executive Council participated by POSCO and its subsidiaries’ executives.

POSCO defines Sustainability as ‘achieving economic achievement based on the responsibility for society and environment. POSCO upholds and supports the global norms of sustainable business management ranging from the UN Sustainable Development Goals, UN Global Compact and the OECD Guidelines for Multinational Enterprises to ISO 26000. POSCO strictly prohibits a forced labor and a child labor in all places of its business and supports the global standard for human rights.

Since 2004, POSCO has published Sustainability Reports and POSCO began to publish ‘POSCO Report’ which is combined with Sustainability and Carbon Report after 2014. In 2019, POSCO published POSCO Corporate Citizenship Report 2018 which is reviewed by the Corporate Citizenship Committee. The Report is prepared by referring to the GRI Standard, 10 Principles of the UN Global Compact and the UN SDGs based on the company’s own process. In addition, the report is examined by an external institution to increase the credibility on the information and the process. POSCO seeks to gain trust from each stakeholder of 5 categories that include the society, partners, shareholders and investors, customers, and employees. For more and detailed information, POSCO Report can be found on the company website following the URL below. http://www.posco.co.kr/homepage/docs/eng6/jsp/s91a0000001i.jsp